SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Genencor International, Inc.

(Name of Subject Company)

Genencor International, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

368709 10 1
(CUSIP Number of Class of Securities)

Jean-Jacques Bienaimé
Chairman, Chief Executive Officer and President
Genencor International, Inc.
925 Page Mill Road
Palo Alto, California 94304
(650) 846-7500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:

Keith Flaum, Esq. Cooley Godward LLP 5 Palo Alto Square 3000 El Camino Real Palo Alto, California 94306-2155 (650) 843-5000	Sarah A. O'Dowd, Esq. Heller Ehrman White & McAuliffe LLP 275 Middlefield Road Menlo Park, CA 94025 (650) 324-7000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address

The name of the company that is the subject of this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") is Genencor International, Inc., a Delaware corporation ("Genencor"). Genencor's principal executive offices are located at 925 Page Mill Road, Palo Alto, California 94304 and the telephone number at its principal executive offices is (650) 846-7500.

Securities

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of Genencor (the "Shares"). As of January 31, 2005, there were 60,119,648 Shares outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address

Genencor is the person filing this Statement and is the subject company. Genencor's name, business address and business telephone number are set forth in Item 1 above, which information is incorporated by reference herein.

Tender Offer

This Statement relates to the tender offer by DH Subsidiary Inc., a Delaware corporation ("Acquisition Sub") and an indirect wholly-owned subsidiary of Danisco A/S, a Danish corporation ("Danisco"), to purchase all of the outstanding Shares for $19.25 per share, net to each selling stockholder in cash, upon the terms and subject to the conditions set forth in Danisco's Offer to Purchase dated February 15, 2005 ("Offer to Purchase") and the related Letter of Transmittal. The Offer to Purchase, together with the Letter of Transmittal, as they may be amended or supplemented from time to time, constitute the "Offer." Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(i) and (a)(ii), respectively, herewith and are incorporated by reference herein in their entirety. Danisco already owns 25 million Shares, or approximately 41.6% of the outstanding Shares, and 485 shares of Genencor's Series A preferred stock, no par value (the "Series A Preferred Stock"), representing 50% of the outstanding shares of Series A Preferred Stock. The Offer is described in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under SEC Rule 13e-3), dated February 15, 2005 (the "Schedule TO"), which was filed with the SEC on February 15, 2005.

The Offer is being made pursuant to an Acquisition Agreement, dated as of January 27, 2005 (the "Acquisition Agreement"), among Danisco, Acquisition Sub and Genencor. Following consummation of the Offer and the satisfaction or waiver of certain conditions, Acquisition Sub will merge with and into Genencor (the "Merger"). Following the Merger, Genencor will continue as the surviving corporation. In the Merger, each of the outstanding Shares (other than Shares held in the treasury of Genencor, or owned by Danisco or Acquisition Sub, or held by Genencor stockholders who perfect and do not withdraw or otherwise lose their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, which will be $19.25 per share, net to the seller in cash, or any higher price paid per share in the Offer. A copy of the Acquisition Agreement is filed as Exhibit (e)(1) hereto and is incorporated by reference herein in its entirety.

The Schedule TO states that the principal executive officers of Danisco and Acquisition Sub are located at Langebrogade 1, DK-1001, Copenhagen, Denmark and that their telephone number is 011-45-3-266-2000.

Genencor is also incorporating into this document by reference the Information Statement that is attached as Annex A to this Statement (the "Information Statement"), which contains information relating to Genencor's officers and directors.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as described or referred to in this Item 3, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding and no actual or potential material conflict of interest between Genencor or its affiliates, on the one hand, and (i) Genencor's executive officers, directors or affiliates or (ii) Danisco, Acquisition Sub or any of their respective executive officers, directors or affiliates, on the other hand.

The information set forth under "Special Factors – Interests of Certain Persons in the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

Recommendation

The Special Committee of the Genencor Board of Directors and the Genencor Board of Directors recommend that the holders of Shares who are not affiliated with Danisco or Eastman Chemical Company tender their Shares pursuant to the Offer.

Recommendation of the Genencor Special Committee. At a meeting held on January 26, 2005, the Special Committee (the "Special Committee") of the Genencor Board of Directors (the "Genencor Board"), pursuant to the authority conferred in the Special Committee by the Genencor Board, unanimously:

•	determined that the Offer and the Merger are fair to, and in the best interests of, the holders of Shares who are not affiliated with Danisco or Eastman Chemical Company (the "Unaffiliated Stockholders");

•	recommended that the Genencor Board approve the Acquisition Agreement and the transactions contemplated thereby;

•	recommended that the Unaffiliated Stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer; and

•	recommended that the Unaffiliated Stockholders adopt the Acquisition Agreement if the approval of Genencor's stockholders is required by applicable law to consummate the Merger.

Recommendation of the Genencor Board. On January 26, 2005, after hearing the Special Committee's recommendation, the Genencor Board, by unanimous vote of all directors, except for the three representatives of Danisco that serve on the Genencor Board who recused themselves from the meeting of the Genencor Board:

•	approved and declared advisable the Acquisition Agreement;

•	determined that the Acquisition Agreement, the Offer and the Merger are fair to, and in the best interests of, the Unaffiliated Stockholders; and

•	recommended that the Unaffiliated Stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer and that the stockholders of Genencor approve and adopt the Acquisition Agreement, if approval of Genencor's stockholders is required by applicable law in order to consummate the Merger.

The reasons for the recommendation stated in this Item 4 are set forth under "Special Factors – Background of the Offer," "Special Factors - Recommendation of the Special Committee and the Genencor Board; Fairness of the Offer and the Merger" and "Special Factors – Certain Historical and Projected Financial Data Relating to Genencor" in the Offer to Purchase, and incorporated by reference herein.

Opinion of the Special Committee's Financial Advisor

The Special Committee has retained UBS Securities LLC ("UBS") to act as its financial advisor in connection with the Offer and the Merger. UBS delivered an opinion dated January 26, 2005 to the

Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the $19.25 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Danisco, Eastman Chemical Company ("Eastman"), and their respective affiliates), as more fully described in the section "Special Factors - Recommendation of the Special Committee and the Genencor Board; Fairness of the Offer and the Merger - Opinion of the Special Committee's Financial Advisor" of the Offer to Purchase. UBS' opinion is attached to this Statement as Annex B and is incorporated herein by reference. UBS' opinion was provided to the Special Committee in its evaluation of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Danisco, Eastman, and their respective affiliates), does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or as to how to vote or act with respect to any matters relating to the Offer or the Merger. Holders of Shares are encouraged to read UBS' opinion carefully in its entirety.

Intent to Tender

To the best of the knowledge of Genencor, after making reasonable inquiry, each of Genencor's executive officers and directors currently intends to tender all Shares beneficially owned by them as of the date hereof pursuant to the Offer.

Eastman has entered into an agreement pursuant to which it will sell its Shares and Series A Preferred Stock to an affiliate of Danisco and has agreed not to tender its Shares. For more information, see the information set forth under "Special Factors - Certain Agreements Relating to the Offer and the Merger - The Stock Purchase Agreement" in the Offer to Purchase, which is incorporated herein by reference.

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

Solicitations or Recommendations

The description of fees payable to UBS, the Special Committee's financial advisor, in connection with the Offer and the Merger is set forth under "Special Factors - Recommendation of the Special Committee and the Genencor Board; Fairness of the Offer and the Merger - Opinion of the Special Committee's Financial Advisor - Miscellaneous" in the Offer to Purchase and incorporated herein by reference.

Neither Genencor nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to Genencor's stockholders on its behalf with respect to the Offer or the Merger, except for any solicitations or recommendations that may be made by directors, officers or employees of Genencor, for which they shall receive no additional compensation.

Item 6.    Interest in Securities of the Subject Company.

Securities Transactions

Other than as described under "Special Factors - Certain Agreements Relating to the Offer and the Merger – The Acquisition Agreement" and "Special Factors - Certain Agreements Relating to the Offer and the Merger – The Stock Purchase Agreement" in the Offer to Purchase, which is incorporated herein by reference, no transactions in Shares during the past 60 days have been effected by Genencor or, to the best of Genencor's knowledge, by any executive officer, director, affiliate or subsidiary of Genencor or any pension, profit-sharing or similar plan of Genencor, except that Mr. Bienaimé, Genencor's Chairman, Chief Executive Officer and President, purchased 395 Shares at a price of $13.83 per Share on December 31, 2004 pursuant to Genencor's employee stock purchase plan.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Genencor Negotiations

Except as described or referred to in this Statement, Genencor is not now engaged in any negotiations that relate to, or would result in, one or more of the following occurring: (i) a tender offer for or other acquisition of Genencor securities by Genencor, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving Genencor or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Genencor or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Genencor.

On January 26, 2005, the Genencor Board:

•	approved and declared advisable the Acquisition Agreement;

•	determined that the Acquisition Agreement, the Offer and the Merger are fair to, and in the best interests of, the Unaffiliated Stockholders; and

•	recommended that the Unaffiliated Stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer and that the stockholders of Genencor approve and adopt the Acquisition Agreement, if approval of Genencor's stockholders is required by applicable law in order to consummate the Merger.

Except as described or referred to in this Statement, there is no transaction, board resolution, agreement in principle or signed contract that has been entered into in response to Danisco's offer that relates to or would result in the occurrence of any of the events to which the first paragraph of this Item 7 applies. The information contained under the headings "Special Factors - The Merger; Plans For Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger," "Special Factors - Certain Agreements Relating to the Offer and the Merger" and "The Tender Offer" in the Offer to Purchase is incorporated by reference herein.

Item 8.    Additional Information.

Certain Legal Matters

The information set forth under "The Tender Offer – Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

Appraisal Rights

The information set forth under "Special Factors – Appraisal Rights" in the Offer to Purchase is incorporated herein by reference.

Certain Financial Statements

Genencor is also incorporating the following into this Statement by reference:

•	the audited financial statements of Genencor as of and for the two fiscal years ended December 31, 2003 and December 31, 2002 contained in Item 8 of Genencor's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 12, 2004;

•	the unaudited financial statements of Genencor as of and for the quarter and nine months ended September 30, 2004 contained in Part I, Item 1 of Genencor's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the Securities and Exchange Commission on November 8, 2004;

•	the unaudited financial statements of Genencor as of and for the quarter and six months ended June 30, 2004 contained in Part I, Item 1 of Genencor's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the Securities and Exchange Commission on August 6, 2004; and

•	the unaudited financial statements of Genencor as of and for the quarter ended March 31, 2004 contained in Part I, Item 1 of Genencor's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the Securities and Exchange Commission on May 10, 2004 (Commission File No. 0-31167).

Genencor's book value per share as of September 30, 2004 was $6.07.

Item 9.    Exhibits.

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit		Description
(a	)(1)(i)+	Offer to Purchase dated as of February 15, 2005 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO of Danisco A/S, Danisco Holding USA Inc., DH Subsidiary Inc. and A/S PSE 38 nr. 2024 filed with the Securities and Exchange Commission on February 15, 2005 (as it may be amended, the "Schedule TO")).
(a	)(1)(ii)+	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a	)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a	)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO)
(a	)(i)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a	)(i)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a	)(i)(vii)	Summary Advertisement published February 15, 2005 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO).
(a	)(1)(viii)	Text of Joint Press Release issued by Danisco A/S and Genencor International, Inc. on January 27, 2005 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Danisco A/S on January 27, 2005).
(a	)(2)(i)+	Letter to Stockholders of Genencor International, Inc. dated February 15, 2005
(a	)(5)(i)	Opinion of UBS Securities LLC dated January 26, 2005 (included as Annex B hereto)
(a	)(5)(ii)	Complaint of Ronald Zappolla against Genencor International, Inc., et al., Civil Action No. 1052-N, filed in the Court of Chancery of the State of Delaware on January 27, 2005 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO).
(a	)(5)(iii)	Complaint of Mirfred Partners LLC against Genencor International, Inc., et al., Civil Action No. 1053-N, filed in the Court of Chancery of the State of Delaware on January 27, 2005 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO).
(a	)(5)(iv)	Complaint of Dennis Rice against Genencor International, Inc., et al., Civil Action No. 105CV 034734, filed in Superior Court of the State of California, County of Santa Clara on January 27, 2005 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO).
(a	)(5)(v)	Complaint of Walter Sloboda against Genencor International, Inc., et al., Civil Action No. 1072-N, filed in the Court of Chancery of the State of Delaware on February 4, 2005 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO).
(a	)(5)(vi)	Complaint of John Baker against Genencor International, Inc. et al. Civil Action No. 105CV 035309, filed in the Superior Court of the State of California, County of Santa Clara on February 8, 2005 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO).

Exhibit		Description
(e	)(1)+	Acquisition Agreement, dated as of January 27, 2005, among Danisco A/S, DH Subsidiary Inc., and Genencor International, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO).
(e	)(2)	Stock Purchase Agreement, dated as of January 27, 2005, among Danisco A/H, DH Subsidiary Inc., Eastman Chemical Company and Eastman Chemical Company Investments, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Danisco A/S on February 7, 2005).
(e	)(3)	Stockholder Agreement, dated as of July 25, 2000, among Danisco A/H, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the registration statement on Form S-1 (Registration No. 333-3642) filed by Genencor International, Inc. on July 26, 2000).
(e	)(4)	First Amendment to Stockholder Agreement, dated as of February 16, 2001, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.2 to the annual report on Form 10-K filed by Genencor International, Inc. for the year ended December 31, 2002).
(e	)(5)	Second Amendment to Stockholder Agreement, dated as of November 15, 2002, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.3 to the annual report on Form 10-K filed by Genencor International, Inc. for the year ended December 31, 2002).
(e	)(6)	Third Amendment to Stockholder Agreement, dated as of April 2, 2003, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.4 to the annual report on Form 10-K filed by Genencor International, Inc. for the year ended December 31, 2003).
(e	)(7)	Fourth Amendment to Stockholder Agreement, dated as of January 27, 2005, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by Genencor International, Inc. on January 27, 2005).
(e	)(8)†	Joint Development and Supply Agreement between Danisco Cultor A/S and Genencor International, Inc. dated as of October 26, 2000.
(e	)(9)	Employment Agreement dated as of July 8, 2004 between Genencor International, Inc. and Jean-Jacques Bienaimé (incorporated by reference to Exhibit 10.3 to Genencor International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
(e	)(10)	Form of Employment Agreement between Genencor International, Inc. and its executive officers (incorporated by reference to Exhibit 10.4 to Genencor International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
(e	)(11)	Form of Indemnification Agreement between the Company and its directors and executive officers (incorporated by reference to Exhibit 10.5 to Genencor International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003).
(e	)(12)	Compensation arrangement, as of December 7, 2004, with the Special Committee of the Genencor International, Inc. Board of Directors.
(g	)	None.

+	Included in copies mailed to Genencor's stockholders.

*	Previously filed on Schedule 14D-9 as a preliminary communication.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENENCOR INTERNATIONAL, INC.

Date:    February 15, 2005

  /s/    Jean-Jacques Bienaimé

By: Jean-Jacques Bienaimé Chairman, Chief Executive Officer and President

ANNEX A

GENENCOR INTERNATIONAL, INC.
925 Page Mill Road
Palo Alto, California 94304
Phone:   (650) 846-7500
Fax:   (650) 845-7500

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about February 15, 2005, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, $0.01 par value per share (the "Shares"), of Genencor International, Inc., a Delaware corporation ("Genencor"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9, which (including the Exhibits thereto) is incorporated by reference herein. This Information Statement is being provided in connection with the possible appointment of persons designated by Danisco A/S, a Danish corporation ("Danisco"), to at least a majority of the seats on the Board of Directors of Genencor (the "Genencor Board"). Such designation is to be made pursuant to Section 1.4 of the Acquisition Agreement, dated as of January 27, 2005 (the "Acquisition Agreement"), among Danisco and its indirect wholly-owned merger subsidiary, DH Subsidiary Inc., a Delaware corporation ("Acquisition Sub"), and Genencor.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the Acquisition Agreement, on February 15, 2005, Acquisition Sub commenced a cash tender offer to acquire all of the issued and outstanding Shares (the "Offer"). The Offer is scheduled to expire at 5:00 p.m. New York City time on March 16, 2005, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Acquisition Sub will be merged with and into Genencor (the "Merger") and Genencor shall become an indirect wholly-owned subsidiary of Danisco.

The information contained in this Information Statement concerning Danisco, Acquisition Sub and the designees of Danisco on the Genencor Board has been furnished to Genencor by Danisco, and Genencor assumes no responsibility for the accuracy or completeness of such information.

VOTING SECURITIES OF GENENCOR

The Shares are the only class of securities outstanding having the right to vote for the election of Genencor's directors. Each Share entitles its record holder to one vote. As of January 31, 2005, there were 60,119,648 Shares issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth the beneficial ownership of the Shares as of January 31, 2005 by:

•	each person who is known to Genencor to own beneficially more than 5% of the Shares;

•	each of the officers named in the Summary Compensation Table below;

•	each of Genencor's directors; and

•	all of Genencor's executive officers and directors as a group.

Genencor has calculated beneficial ownership based on the requirements of the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated below, to the best of Genencor's knowledge, each stockholder named in the table has sole voting and investment power with respect to all shares shown. The designated address of each individual listed in the table is c/o Genencor International, Inc., 925 Page Mill Road, Palo Alto, California 94304.

	Common Stock Beneficially Owned
Beneficial Owner	Number of Shares	Percentage
Eastman (1)	25,000,000	41.6%
Danisco (2)	25,000,000	41.6%
Jean-Jacques Bienaimé (3)	369,946	*
Stuart L. Melton (4)	220,803	*
Michael V. Arbige (5)	238,583	*
Raymond J. Land (6)	173,753	*
Thomas J. Pekich (7)	238,133	*
Richard J. Ranieri (8)	236,249	*
Søren Bjerre-Nielsen	2,025	*
Bruce C. Cozadd (9)	52,999	*
Theresa K. Lee	1,000	*
Robert H. Mayer (10)	1,400	*
Joseph A. Mollica (9)	52,999	*
Gregory O. Nelson	500	*
Norbert G. Riedel (11)	53,299	*
James P. Rogers (12)	17,500	*
Jorgen Rosenlund	0	*
All executive officers and directors as a group (18 persons) (13)	2,169,966	3.5%

*	Less than 1.0%.

(1)	Eastman's address is 100 N. Eastman Road, Kingsport, Tennessee 37660. Eastman and its designees, Ms. Lee, Dr. Nelson and Mr. Rogers, could be deemed to beneficially own the Shares held by each other. However, they disclaim such beneficial ownership, and it is not reflected on this table.

(2)	An affiliate of Danisco, A/S PSE 38 nr. 2024, owns 25,000,000 Shares. Its address is Langebrogade 1 1411 Copenhagen K, Denmark. Danisco and its designees, Mr. Bjerre-Nielsen, Dr. Mayer and Mr. Rosenlund, could be deemed to beneficially own the Shares held by each other. However, they disclaim such beneficial ownership, and it is not reflected on this table. In addition, Acquisition Sub has a right to acquire 25,000,000 Shares pursuant to the Stock Purchase Agreement, and Danisco has a right to acquire an indeterminate number of Shares pursuant to an option provided for in the Acquisition Agreement.

(3)	The amount shown includes a presently exercisable option to purchase 366,666 Shares and excludes 75,000 restricted stock units.

(4)	The amount shown includes 1,540 Shares held by members of Mr. Melton's family, as to which he disclaims beneficial ownership, and presently exercisable options to purchase 210,915 Shares. Mr. Melton resigned his position as Genencor's General Counsel and Secretary effective June 15, 2004 and retired effective December 31, 2004.

(5)	The amount shown includes 2,200 Shares held by members of Dr. Arbige's family, as to which he disclaims beneficial ownership, and presently exercisable options to purchase 214,267 Shares. The amount shown excludes 8,500 restricted stock units.

(6)	The amount shown includes 560 Shares held by members of Mr. Land's family, as to which he disclaims beneficial ownership, and presently exercisable options to purchase 161,042 Shares.

(7)	The amount shown includes 3,300 Shares held by members of Mr. Pekich's family, as to which he disclaims beneficial ownership, and presently exercisable options to purchase 224,150 Shares. The amount shown excludes 8,100 restricted stock units.

(8)	The amount shown includes presently exercisable options to purchase 229,249 Shares.

(9)	The amount shown consists of presently exercisable options to purchase Shares.

(10)	These Shares are held by a trust established for the benefit of Dr. Mayer's spouse.

(11)	The amount shown includes 300 Shares held jointly by Dr. Riedel and his spouse and presently exercisable options to purchase 52,999 Shares.

(12)	These Shares are owned jointly by Mr. Rogers and his spouse.

(13)	See notes (3) through (12) above. (This includes the beneficial ownership of Stuart L. Melton who resigned his position as Genencor's General Counsel and Secretary effective June 15, 2004 and retired effective December 31, 2004.)

RIGHTS TO DESIGNATE DIRECTORS AND DANISCO'S DESIGNEES

Danisco's Right to Designate Genencor Directors Pursuant to the Acquisition Agreement

Promptly following the Assignment Time (as defined below), Danisco will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Genencor Board as is equal to the product of the total number of directors on the Genencor Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Acquisition Sub, Danisco and any of their affiliates bears to the total number of Shares then outstanding. Genencor shall, at Danisco's request at any time following the Assignment Time, take such actions as are necessary to enable Danisco's designees to be so elected or designated to the Genencor Board, and will use its commercially reasonable efforts to cause Danisco's designees to be so elected or designated at such time, provided, however, that at all times during the period commencing as of the Assignment Time and ending at the effective time of the Merger, there shall be, and Danisco shall use commercially reasonable efforts to ensure that there shall be, at least three members of the Special Committee of the Genencor Board (the "Special Committee"), or their successors who were elected by a majority of the other Special Committee members, serving on the Genencor Board. Genencor will, upon Danisco's request following the Assignment Time, also cause persons elected or designated by Danisco to constitute the same percentage (rounded up to the next whole number) as is on the Genencor Board of each committee of the Genencor Board (other than the Special Committee), each board of directors (or similar body) of each subsidiary of Genencor, and each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or stock exchange rules.

For purposes of this Information Statement and the Acquisition Agreement, "Assignment Time" means the time that Genencor receives notice in writing from Danisco (and, with respect to clause (b) only, an acknowledgement in writing from Eastman) that both of the following have occurred: (a) the purchase of and payment for any Shares by Acquisition Sub pursuant to the Offer; and (b) the purchase by Acquisition Sub (or any affiliate thereof) of and payment by Acquisition Sub (or any affiliate thereof) for all Shares, and all shares of Series A Preferred Stock owned by Eastman (and Eastman's subsidiaries), pursuant to the terms of the stock purchase agreement between Eastman and Danisco.

Danisco Designees

Alf Duch-Pederson, Søren Bjerre-Nielsen, Mogens Granborg, Leif Kjærgaard, Robert H. Mayer and Tjerk de Ruiter are the nominees of Danisco to serve as directors of Genencor during the period commencing as of the Assignment Time and ending at the effective time of the Merger (the "Danisco Designees"). The name, present principal occupation or employment and five-year employment history for Messrs. Duch-Pederson, Granborg, Kjærgaard, de Ruiter and Rosenlund are set forth below. Similar information for Messrs. Bjerre-Nielsen, Rosenlund and Mayer can be found below under the heading "Genencor Board of Directors."

Alf Duch-Pedersen, age 58, currently serves as Danisco's Chief Executive Officer and President of the Executive Board and has held such positions since 1997. Prior to this, Mr. Duch-Pedersen served as a Director of Danisco from 1994-1997. In addition to his current employment at Danisco, Mr. Duch-Pedersen is also Chairman of the Board of Directors of Danske Bank A/S, serves as Deputy Chairman of Group 4 Securicor Plc. and is a member of the Executive Committee of The Confederation of Danish Industries. Danisco's principal business is the production of food ingredients.

Mogens Granborg, age 57, currently serves as Executive Vice President of Danisco. Mr. Granborg joined Danisco in 1988 and has been a member of the Executive Board since 1989. Mr. Granborg also serves as Chairman of the Boards of Monberg & Thorsen Holding A/S, S. Dyrup & Co. A/S and Danish State Railways (DSB).

Leif Kjærgaard, age 58, currently serves as Senior Vice President of Global Operations, Global Innovation and Business Development of Danisco. Dr. Kjærgaard has been employed by Danisco since 1979 and has held his current position since 2001. Since 2001, Dr. Kjærgaard has been responsible for Global Innovation, Business Development and Danisco Venture, as well as Global Operations since 2004. Dr. Kjærgaard is also Deputy Chairman of BHJ Group, a board member of Dansk Innovations-investering P/S and a member of Danish Council of Research Policy.

Tjerk de Ruiter, age 45, currently serves as Senior Vice President of Global Sales and Marketing. Mr. de Ruiter has been employed by Danisco since 1999 and has held his current position since 2004. Prior to 2004, Mr. de Ruiter served as Vice President to the Americas Region of Danisco.

Genencor, Danisco and Acquisition Sub will use their commercially reasonable efforts to cause Alf Duch-Pederson, Søren Bjerre-Nielsen and Robert H. Mayer, from and after the effective time of the Merger, to be the directors of Genencor, and the officers of Genencor immediately prior to the effective time of the Merger will, from and after the effective time of the Merger, be the officers of Genencor, in each case until their respective successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with Genencor's certificate of incorporation and bylaws.

Danisco has advised Genencor that each of the Danisco Designees has consented to serve as a director of Genencor if appointed or elected. Danisco and Acquisition Sub have advised Genencor that, except for Shares beneficially owned by Messrs. Bjerre-Nielsen and Mayer as set forth above in "Security Ownership of Certain Beneficial Owners and Management" and 1,400 Shares beneficially owned by Mogens Granborg, to their knowledge, none of the Danisco Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Genencor, nor has any such person been involved in any transaction with Genencor or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Danisco, Acquisition Sub and Genencor that have been described in the Schedule TO or the Schedule 14D-9.

Danisco has advised Genencor that, to the knowledge of Danisco and Acquisition Sub, none of the Danisco Designees is an adverse party to Genencor in any material legal proceedings or has a material interest that is adverse to Genencor in any such proceedings. It is possible that the Danisco Designees could develop a material interest that is adverse to Genencor in the legal proceedings discussed under the heading "The Tender Offer – Certain Legal Matters" in the Offer to Purchase, which information is incorporated herein by reference.

It is expected that the Danisco Designees may assume office at any time following the purchase by Acquisition Sub of Shares pursuant to the Offer. Assuming satisfaction of all the conditions to the Offer and that Danisco and its affiliates own more than a majority of the outstanding Shares after completion of Acquisition Sub's purchase of Shares pursuant to the Offer, which purchase cannot occur earlier than 5:00 p.m., New York City time, on March 16, 2005, upon taking office, the Danisco Designees will thereafter constitute at least a majority of the Genencor Board.

GENENCOR BOARD OF DIRECTORS

Genencor currently has 10 directors. Genencor's restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, only a portion of the Genencor Board is elected each year at the annual meeting of stockholders.

Name, Age and Background	Director Since	Term Expires
Jean-Jacques Bienaimé, age 51, is Genencor's Chairman, Chief Executive Officer and President. Mr. Bienaimé was appointed Genencor's Chief Executive Officer and President in November 2002 and Genencor's Chairman in April 2003. Mr. Bienaimé was elected a director by the Genencor Board in November 2002. Prior to joining Genencor, Mr. Bienaimé was Chairman, President and Chief Executive Officer of SangStat Medical Corporation. He became President of SangStat Medical Corporation in 1998 and Chief Executive Officer in 1999. Prior to joining SangStat Medical Corporation, Mr. Bienaimé held various management positions from 1992 to 1998, including Senior Vice President of Corporate Marketing and Business Development, and Vice President and General Manager of the advanced therapeutic and oncology division, with Rhône-Poulenc Rorer Pharmaceuticals (now known as Aventis). Mr. Bienaimé currently serves on the boards of directors of Aerogen, Inc., NeurogesX, Inc., Saegis Pharmaceuticals, Inc. and the Biotechnology Industry Organization.	2002	2006
Søren Bjerre-Nielsen, age 52, is currently Executive Vice President and Chief Financial Officer of Danisco, a position he has held since 1995, and has been a member of the Danisco Executive Board since 1995. Prior to joining Danisco, Mr. Bjerre-Nielsen was a partner at Deloitte & Touche. Mr. Bjerre-Nielsen serves on the boards of directors of Carlsberg Breweries A/S, VKR Holding A/S, VELUX A/S and the Central Bank of Denmark.	1999	2005
Bruce C. Cozadd, age 41, is Executive Chairman of Jazz Pharmaceuticals, Inc., a company he co-founded in 2003. Prior to this, Mr. Cozadd was with ALZA Corporation from 1991 through 2001, during which time he held various management positions, including Executive Vice President and Chief Operating Officer and Senior Vice President and Chief Financial Officer. Mr. Cozadd also serves on the board of directors of Cerus Corporation.	2000	2006
Theresa K. Lee, age 52, is Senior Vice President, Chief Legal Officer and Corporate Secretary of Eastman, a position she has held since 2000. Ms. Lee has held various positions since joining Eastman in 1987, including Vice President, Secretary and Associate General Counsel of Eastman from 1997 to 2000, and Assistant Secretary and Assistant General Counsel, Legal Department – Corporate Group from 1995 to 1997.	2002	2007
Robert H. Mayer, age 61, is currently Executive Vice President of Danisco, a position he has held since 1999. Dr. Mayer joined Danisco in 1981 and has been a member of its Executive Board since 1999. Dr. Mayer was the President of Danisco USA from 1981 until 1999.	1999	2007

Name, Age and Background	Director Since	Term Expires
Joseph A. Mollica, age 64, serves as chairman of the board of directors of Pharmacopeia Drug Discovery, Inc. Dr. Mollica served as Chairman and Chief Executive Officer of Pharmacopeia, Inc. from 1994 to 2004 and was President of Pharmacopeia, Inc. from 1996 to 2004. From 1987 to 1993, Dr. Mollica was employed by the DuPont Merck Pharmaceutical Company where, from 1991 to 1993, he served as President and CEO, and previously as Vice President, Medical Products for DuPont. At Ciba-Geigy, where he was employed from 1966 to 1986, he served in a variety of positions of increasing responsibility rising to Senior Vice President of Ciba-Geigy's Pharmaceutical Division. Dr. Mollica also serves as chairman of the board of directors of Neurocrine Biosciences, Inc.	2000	2005
Gregory O. Nelson, age 53, is currently Senior Vice President and Chief Technology Officer of Eastman, a position he has held since 2003. Dr. Nelson is responsible for worldwide research, development and technical service for Eastman's businesses. Dr. Nelson has held various research and management positions since joining Eastman in 1982, including Vice President and Chief Technology Officer from 2001 to 2003, Vice President of Polymers Technology from 1997 to 2001, Director of Polymers Research Division from 1995 to 1997, Director of the Physical and Analytical Chemistry Research Division from 1994 to 1995, Technology Manager for Polymer Modifiers Business from 1993 to 1994, and Manager, Technology Core Competence from 1992 to 1993. Dr. Nelson also serves on the board of directors of Eastman Credit Union.	2002	2005
Norbert G. Riedel, age 47, is Senior Vice President and Chief Scientific Officer of Baxter International Inc. Prior to this appointment, he was President of the Recombinant Strategic Business Unit of Baxter Hyland Immuno, a division of Baxter Healthcare Corporation, a position he had held since 1998. Prior to joining Baxter, Dr. Riedel served as the Head of Global Biotechnology and Global Core Research Functions at Hoechst Marion Roussel, Inc. (now Aventis). Dr. Riedel currently serves on the boards of directors of Oscient Pharmaceuticals Corporation and Medigene AG.	2000	2006
James P. Rogers, age 53, is currently Executive Vice President of Eastman, which he joined in 1999. Mr. Rogers previously served as Senior Vice President and Chief Financial Officer of Eastman. Mr. Rogers also currently serves as President of Eastman Division, of which he previously served as Chief Operations Officer. From 1992 until 1999, Mr. Rogers held various positions at GAF Corporation and International Specialty Products, Inc., including, from 1993 to 1999, Executive Vice President and Chief Financial Officer of GAF Corporation and of certain affiliated and successor entities of GAF, including G-I Holdings, Inc.(1) Mr. Rogers also serves on the board of directors of Lord Corporation.	1999	2005

(1)	On January 5, 2001, G-I Holdings, Inc. announced that it had filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of New Jersey to resolve asbestos liability claims. This information is included in this Information Statement pursuant to Item 7(b) of Regulation 14A of the SEC's proxy rules, which requires the description of the filing of a petition in bankruptcy during the past five years by any corporation of which a director of Genencor International, Inc. was an executive officer within two years before the time of such filing.

Name, Age and Background	Director Since	Term Expires
Jorgen Rosenlund, age 49, is Vice President, Group General Counsel of Danisco, a position he has held since January 2003. Since joining Danisco in 1992, Mr. Rosenlund has held a variety of positions, including Vice President and Deputy Group General Counsel from 1999 to 2003, Vice President (Head of Legal Department) from 1996 to 1999, and Vice President, Danisco Sugar A/S from 1994 to 1996.	2003	2007

Genencor Board Composition and Committees

The Genencor Board has determined that Mr. Bjerre-Nielsen, Mr. Cozadd, Ms. Lee, Dr. Mayer, Dr. Mollica, Dr. Nelson, Dr. Riedel, Mr. Rogers and Mr. Rosenlund are "independent directors" as that term is defined by the National Association of Securities Dealers' listing standards for the Nasdaq Stock Market. During 2004, the Genencor Board held four meetings. Each director then in office attended at least 75% of the board meetings and meetings of the board committees on which he or she served. The Genencor Board has an audit committee, a management development and compensation committee (the "MDCC") and a nominating and governance committee.

    Audit Committee

The current members of the audit committee are Mr. Cozadd (Chair), Dr. Mollica and Dr. Riedel, each of whom the Genencor Board has determined is independent pursuant to the National Association of Securities Dealers' listing standards for the Nasdaq Stock Market and applicable SEC rules. The Genencor Board has determined that each audit committee member has sufficient knowledge in financial and auditing matters to serve on the audit committee. The Genencor Board has designated Mr. Cozadd, the audit committee's chairman, as an "audit committee financial expert" as defined under applicable SEC rules. The audit committee serves as an independent and objective party to monitor Genencor's financial reporting process and internal control system; retains, pre-approves audit and non-audit services to be performed by, and directly consults with Genencor's independent accountants; reviews and appraises the efforts of Genencor's independent accountants; and provides an open avenue of communication among Genencor's accountants, financial and senior management and the Genencor Board. The audit committee acts pursuant to a written charter, which was amended by the Genencor Board in 2004 to comply with the Sarbanes-Oxley Act of 2002, as well as the rules and regulations of the SEC and the National Association of Securities Dealers. A copy of the audit committee charter, which more specifically sets forth the duties and responsibilities of the audit committee, was attached as Appendix A to Genencor's 2004 proxy statement, filed with the SEC on April 16, 2004. With respect to Genencor's fiscal year ended December 31, 2004, the financial statements have not yet been prepared, the annual audit has not yet been completed and the Audit Committee has not yet issued its report. Therefore, the Audit Committee report for 2003 is provided on page A-22 of this Information Statement. The audit committee held eight meetings during 2004.

    Management Development and Compensation Committee

The current members of the MDCC are Dr. Riedel (Chair), Mr. Bjerre-Nielsen and Mr. Rogers, each of whom the Genencor Board has determined is independent pursuant to the National

Association of Securities Dealers' listing standards for the Nasdaq Stock Market. The MDCC is responsible for ensuring an orderly plan for the succession and development of senior management and that compensation philosophy and policies are consistent with Genencor's strategic business objectives and market practices while providing incentives to attract key talent. Among its duties, the MDCC administers Genencor's 2002 Omnibus Incentive Plan, makes recommendations to the Genencor Board regarding Genencor's other stock and compensation plans, recommends compensation of certain officers (including Genencor's chief executive officer) and management, and approves stock option and other award grant levels. The MDCC acts pursuant to a written charter adopted by the Genencor Board. The MDCC's report relating to 2004 appears on page A-17 of this Information Statement. The MDCC held five meetings during 2004.

    Nominating and Governance Committee

The current members of the nominating and governance committee are Dr. Mollica (Chair), Dr. Mayer, Ms. Lee and Dr. Nelson, each of whom the Genencor Board has determined is independent pursuant to the National Association of Securities Dealers' listing standards for the Nasdaq Stock Market. The nominating and governance committee is charged with qualifying and recommending candidates for Genencor Board membership, assessing the performance and compensation of the Genencor Board and related duties to ensure appropriate board governance processes are in place and evaluated at periodic intervals. Among its duties and responsibilities, the nominating and governance committee assesses the performance of the Genencor Board and individual directors; recommends criteria for evaluating the performance of the chairman of the board in discharging his duties; recommends to the Genencor Board criteria for Genencor Board membership; reports annually on director compensation and makes recommendations regarding compensation of non-employee directors; establishes a nominating process, including a process for identifying stockholder nominees; qualifies and recommends candidates for Genencor Board membership; and reviews annually the committee structure of the Genencor Board and recommends changes thereto. Except with respect to directors nominated by each of Danisco and Eastman, as described below under "Agreement Regarding Board Composition," the process followed by the nominating and governance committee to identify and evaluate candidates includes requests to Genencor Board members, the chief executive officer, and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and their qualifications, and interviews of selected candidates.

As stated above, the nominating and governance committee also considers and establishes procedures regarding recommendations for nomination to the Genencor Board submitted by stockholders. Such recommendations for nomination, together with appropriate biographical information, should be sent to the Chairman of the Nominating and Governance Committee, c/o the Corporate Secretary's Office, Genencor International, Inc., 925 Page Mill Road, Palo Alto, California 94304. The qualifications of recommended candidates will be reviewed by the nominating and governance committee.

In evaluating the suitability of candidates (other than Genencor's chief executive officer) to serve on the Genencor Board, including stockholder nominees, the nominating and governance committee will seek candidates who are "independent" pursuant to the National Association of Securities Dealers' listing standards for the Nasdaq Stock Market and meet certain selection criteria established by the nominating and governance committee. The nominating and governance committee also will consider an individual's skills, character and professional ethics, judgment, leadership experience, business experience and acumen, familiarity with relevant industry issues, national and international experience, and other relevant criteria that may contribute to Genencor's success. This evaluation is performed in light of the skill set and other characteristics that would most complement those of the current directors, including the diversity, maturity, skills and experience of the Genencor Board as a whole.

The nominating and governance committee acts pursuant to a written charter adopted by the Genencor Board, a copy of which was attached as Appendix B to Genencor's 2004 proxy statement filed with the SEC on April 16, 2004. The nominating and governance committee held four meetings during 2004.

Agreement Regarding Board Composition

Pursuant to the stockholder agreement among Genencor, Danisco and Eastman, dated July 25, 2000, as amended on February 16, 2001, November 15, 2002, April 2, 2003 and January 27, 2005 (the Stockholder Agreement"), Danisco and Eastman each has the right to nominate three directors (directors nominated by Danisco and Eastman being referred to respectively as the "Danisco Nominees" and the "Eastman Nominees"). If Danisco or Eastman reduces its ownership interest to less than 20% of Genencor's outstanding Shares, then such stockholder's nomination rights will be reduced to two directors and its nomination rights will terminate when it owns 10% or less of Genencor's outstanding Shares. In addition, Danisco and Eastman each has agreed to take such actions as are necessary to effectuate the nomination rights and to cause the Genencor Board to be comprised of 10 members, including the Danisco Nominees, the Eastman Nominees, Genencor's chief executive officer and the remaining directors, all of whom must be persons who are not affiliates of Genencor, Danisco or Eastman.

Pursuant to the Fourth Amendment to the Stockholder Agreement entered into on January 27, 2005 in connection with the execution of the Acquisition Agreement (the "Fourth Amendment"), Genencor, Danisco and Eastman agreed that the board nomination and board composition rights noted above will terminate immediately after Genencor has received written notice from Danisco (and with respect to clause (b) below only, an acknowledgement in writing from Eastman) that both of the following have occurred: (a) the purchase of and payment for any Shares pursuant to the Offer; and (b) the purchase by Danisco or it affiliates of shares of all the capital stock of Genencor owned by Eastman and it affiliates. The Acquisition Agreement provides that from and after the time that Danisco purchases Shares pursuant to the Offer, Danisco shall be entitled to designate individuals to serve on the Genencor Board in proportion to its holdings of Shares.

Stockholder Communications

Stockholders may send correspondence by mail to the full Genencor Board or to individual directors. Stockholders should address such correspondence to the Genencor Board or the relevant Genencor Board members in care of the Corporate Secretary's Office, Genencor International, Inc., 925 Page Mill Road, Palo Alto, California 94304.

All stockholder correspondence will be compiled by Genencor's Corporate Secretary and forwarded as appropriate. In general, correspondence relating to corporate governance issues, long-term corporate strategy or similar substantive matters will be forwarded to the Genencor Board, one of the aforementioned committees of the Genencor Board, or a member thereof for review. Correspondence relating to the ordinary course of business affairs, personal grievances, and matters as to which Genencor tends to receive repetitive or duplicative communications are usually more appropriately addressed by the officers or their designees and will be forwarded to such persons accordingly.

Compensation of Directors

Genencor routinely reviews the competitiveness of its board compensation. After adjustments recommended by the nominating and governance committee and approved by the full Genencor Board in December 2004, Genencor now makes available to all non-employee directors, including employees of Genencor's major stockholders, the following: an initial discretionary grant of an option to purchase up to 25,000 Shares and an annual discretionary grant of options to purchase up to 14,000 Shares, $1,000 for attendance at each full-day board meeting and $500 for attendance at each half-day board meeting, $1,000 for attendance at each meeting of a committee on which that director serves, and $40,000 per year. Genencor further provides the respective chairs of Genencor's MDCC and nominating and governance committee an annual retainer fee of $7,500 and the chair of Genencor's audit committee an annual retainer fee of $10,000. All of Genencor's directors receive travel expense reimbursement and director's liability insurance coverage. Currently, directors who are employees of Genencor's major stockholders, Eastman, Danisco and their affiliates, do not accept any compensation, including grants of options to purchase Shares, due to their respective companies' internal policies.

In December 2003, Genencor formed a strategic committee (the "Strategic Committee") and a special committee (the "Second Special Committee") of the Genencor Board in connection with the exploration of Genencor's strategic alternatives. The Strategic Committee was comprised of Messrs. Rogers, Bjerre-Nielsen, Cozadd and Bienaimé and was charged with directing the process by which Genencor would explore its strategic alternatives (the "Strategic Process") with input from the Second Special Committee. The Second Special Committee was comprised of Mr. Cozadd, Dr. Mollica and Dr. Riedel and was formed to, among other things, ensure that the interests of Genencor's Unaffiliated Stockholders were adequately represented in connection with the Strategic Process. Members of these committees were entitled to receive (a) a retainer of $20,000 for each chairman, (b) $1,000 per meeting for each committee member and (c) reimbursement for any necessary travel and expenses.

In connection with Genencor's receipt of a proposal from Danisco (the "Danisco Proposal") with respect to Danisco's interest in acquiring all of Genencor's outstanding stock, the Genencor Board formed a special committee (the "Special Committee") in December 2004 comprised of Mr. Cozadd, Dr. Mollica and Dr. Riedel. The purpose of the Special Committee was to, among other things, determine whether any possible transaction with Danisco was fair to, and in the best interests of, Genencor's Unaffiliated Stockholders. Members of the Special Committee were entitled to receive (a) a retainer of $10,000 per month in the case of the chairman and $5,000 per month in the case of the other members, (b) $2,000 per meeting in the case of the chairman and $1,000 per meeting in the case of the other members and (c) reimbursement for any necessary travel and expenses.

Director Attendance at Annual Meetings

Directors are encouraged to attend stockholder meetings whenever possible commencing with the 2005 annual meeting of stockholders, particularly stockholder meetings where extraordinary matters are before the stockholders. Genencor's Chairman, Mr. Bienaimé, attended the 2004 annual meeting of stockholders.

Corporate Governance

Genencor has an ongoing commitment to good governance and business practices. In furtherance of this commitment, Genencor regularly monitors developments in the area of corporate governance and reviews Genencor's procedures in light of such developments. Genencor complies with the rules and regulations promulgated by the SEC and the National Association of Securities Dealers, and implements other corporate governance practices as Genencor believes are in its best interests. Genencor believes that its has in place policies that are designed to enhance stockholders' interests.

GENENCOR EXECUTIVE OFFICERS

Genencor is currently served by eight executive officers, who are elected by the Genencor Board and serve until their respective successors are elected and qualified:

Jean-Jacques Bienaimé, age 51, has been Genencor's Chief Executive Officer and President since November 2002 and Genencor's Chairman since April 2003. Further information about Mr. Bienaimé is set forth above under "Genencor Board of Directors."

Michael V. Arbige, age 50, is Genencor's Senior Vice President, Technology, a position he has held since 1999. Since joining Genencor in 1990, he has served variously as Vice President of Research, Vice President of Development, Senior Scientist and Director of Fermentation and Recovery.

Carole Beth Cobb, age 47, is Genencor's Senior Vice President, Global Supply, a position she has held since 1999. Ms. Cobb joined Genencor in 1990 and has served in various capacities, including Vice President of Global Manufacturing from 1997 until 1999, Plant Manager of Genencor's Cedar Rapids, Iowa facility from 1995 until 1997, and Director, Business Development from 1990 until 1995. Before joining us, Ms. Cobb spent more than nine years at Eastman Kodak Company, where she was a research engineer and product manager in the biotechnology area.

Margaret A. Horn, age 42, is Genencor's Senior Vice President, General Counsel and Secretary, a position she has held since June 2004. Ms. Horn joined Genencor in 1991 and has served in various capacities, including Vice President, Assistant General Counsel from 1996 until 2004 and General Patent Counsel from 1992 until 1996.

Mark A. Goldsmith, age 42, is Genencor's Senior Vice President, Health Care, a position he has held since June 2003. Since joining Genencor in 2001, Dr. Goldsmith served as Vice President of Health Care and Vice President of Molecular Medicine Strategy. Dr. Goldsmith was previously on the faculty of the University of California at San Francisco from 1993 to 2003 (without compensation) and the Gladstone Institute of Virology and Immunology from 1993 until 2001 on a full-time basis and from 2001 to 2003 as a visiting scientist.

Raymond J. Land, age 60, is Genencor's Senior Vice President and Chief Financial Officer, a position he has held since joining Genencor in 1997. Mr. Land, a certified public accountant, has more than 31 years of experience in financial and general management positions, including nine years with Coopers & Lybrand. From 1991 until 1996, he was Senior Vice President and Chief Financial Officer of The West Pharmaceutical Services Company. Prior to that, he was General Manager of a food division and held various financial positions at Campbell Soup Company.

Thomas J. Pekich, age 55, is Genencor's Group Vice President, Bioproducts, a position he has held since 1999. Mr. Pekich served as Genencor's Vice President of Grain Processing and Specialties from 1995 until 1999, and Genencor's Vice President for North American Manufacturing and Plant Manager of Genencor's Cedar Rapids, Iowa facility from 1992 until 1995. Before joining Genencor in 1990, Mr. Pekich spent more than 15 years at Eastman Kodak Company in a variety of assignments and played a major role in establishing Kodak's bio-products site in Cedar Rapids, which opened in 1991 as a Genencor facility.

Richard J. Ranieri, age 53, is Genencor's Senior Vice President, Human Resources, a position he has held since 1993. Prior to joining us, Mr. Ranieri spent more than 15 years with GlaxoSmithKline, a worldwide healthcare company, in various human resource positions at the corporate and divisional levels.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Genencor's directors, officers and greater-than-10% stockholders to file with the SEC reports of ownership and changes in ownership regarding their holdings in us. For purposes of Section 16(a), Genencor's "officers" currently consist of the executive officers listed above and Darryl L. Canfield, Genencor's Vice President and Corporate Controller. During 2004, all of Genencor's directors, officers and greater-than-10% stockholders complied in a timely manner with the filing requirements of Section 16(a) of the Exchange Act, except that in February 2005 Dr. Riedel filed a Form 5 to report (i) his beneficial ownership of certain Shares that were inadvertently omitted from his initial report on Form 3 and (ii) one transaction that was inadvertently not reported on a Form 4. In making these statements, Genencor has relied on the written representations of Genencor's directors, officers and greater-than-10% stockholders and copies of the reports that they have filed with the SEC.

EXECUTIVE COMPENSATION

The named executives shown on the following table were Genencor's Chief Executive Officer during 2004, a former executive officer, and Genencor's four other highest paid executive officers during 2004 (the "Named Executive Officers" and each a "Named Executive Officer").

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensa- tion ($)(1)	Restricted Stock Awards($)(2)	Securities Underlying Options/SARs(#)	LTIP Payouts ($)	All Other Compensation ($)(3)
Jean-Jacques Bienaimé	2004	$540,346	$370,900	$24,073	$0	120,000	$0	$30,622
Chairman, Chief Executive	2003	525,000	425,000	16,911	0	0	0	23,914
Officer and President	2002	76,731	175,000	0	807,000	550,000	0	0
Stuart L. Melton	2004	337,888	172,800	263,803	0	0	0	113,105
Senior Vice President,	2003	324,593	86,468	104,700	113,256	50,000	0	28,596
General Counsel and	2002	315,000	102,159	105,028	0	214,249	0	19,977
Secretary(4)
Michael V. Arbige	2004	318,134	162,100	10,594	0	50,000	0	20,138
Senior Vice President,	2003	304,500	78,233	15,609	123,420	55,000	0	18,792
Technology	2002	285,000	89,178	9,172	0	195,934	0	19,775
Raymond J. Land	2004	313,953	160,000	252,487	0	60,000	0	158,944
Senior Vice President	2003	300,501	79,536	225,448	117,612	52,000	0	27,209
and Chief Financial	2002	289,750	94,630	216,200	0	214,249	0	19,482
Officer
Thomas J. Pekich	2004	265,174	160,100	15,263	0	60,000	0	25,138
Group Vice President,	2003	253,750	92,143	11,485	117,612	52,000	0	24,184
Bioproducts	2002	244,600	105,013	7,372	0	206,817	0	28,856
Richard J. Ranieri	2004	268,673	136,800	191,722	0	45,000	0	76,059
Senior Vice President,	2003	257,000	67,870	205,143	101,640	45,000	0	18,918
Human Resources	2002	247,250	105,611	193,562	0	214,249	0	17,043

(1)	Includes perquisites such as housing cost supplements originally granted pursuant to Genencor's senior executive relocation policy that were frozen by Genencor's MDCC in 2003 (2004 amounts: Mr. Land - $32,400, Mr. Melton - $15,231, and Mr. Ranieri - $27,600), tax preparation fees, executive physicals, club and conference center dues and spousal travel as well as tax reimbursement payments (2004 amounts: Mr. Bienaimé - $16,073, Mr. Melton - $94,097, Dr. Arbige - $7,594, Mr. Land - $160,202, Mr. Pekich - $11,980, and Mr. Ranieri - $99,832), imputed interest on interest-free loans (2004 amounts: Mr. Melton - $15,306, Mr. Land - $57,668, and Mr. Ranieri - $51,948) and payments of earnings with respect to long-term incentive plans (2004 amounts: Mr. Melton - $127,920 for the early vesting on December 31, 2004 of 7,800 shares of restricted stock pursuant to the terms of his Severance Agreement).

(2)	The amount shown reflects shares of restricted stock issued to Mr. Bienaimé under his employment agreement, and the dollar value shown represents the aggregate fair market value of the shares on the date of the award. The aggregate fair market value of the shares of restricted stock held as of December 31, 2004 (based on closing market price on such date of $16.40 per share) was $1,230,000. Mr. Melton, Dr. Arbige, Mr. Land, Mr. Pekich and Mr. Ranieri each received a restricted stock grant in 2003, and the dollar value shown represents the aggregate fair market value of the shares on the date of the award. The aggregate fair market value of the shares of restricted stock held as of December 31, 2004 (based on closing market price on such date of $16.40 per share) was $127,920 for Mr. Melton, $139,400 for Dr. Arbige, $132,840 for Mr.

Land, $132,840 for Mr. Pekich and $114,800 for Mr. Ranieri. All of these shares of restricted stock will vest three years from date of grant. Mr. Bienaimé, Dr. Arbige and Mr. Pekich have converted their stock awards to restricted stock units.

(3)	In 2004, includes (a) life insurance premiums paid to Mr. Bienaimé $12,577, Mr. Melton $76,371, Dr. Arbige $6,723, Mr. Land $20,846, Mr. Pekich $12,838 and Mr. Ranieri $6,718; (b) long term disability premiums (Mr. Bienaimé $5,745 Mr. Melton $1,866, Dr. Arbige $1,115, Mr. Land $798 and Mr. Ranieri $241); (c) year-end defined contributions under Genencor's 401(k) plan ($6,150 for each Named Executive Officer); (d) employer match contributions under Genencor's 401(k) plan ($6,150 for each Named Executive Officer); (e) transition costs for Stuart Melton retirement totaling $22,569 for passport renewal fees, transition counseling, closing cost of California home and home office equipment; and (f) deemed compensation to Mr. Land of $125,000 on the purchase of his residence by Genencor in 2004 and deemed compensation to Mr. Ranieri of $56,800 on the purchase of his residence by Genencor and his subsequent lease of that property from Genencor in 2004.

(4)	Mr. Melton resigned his position as Genencor's General Counsel and Secretary effective June 15, 2004 and retired effective December 31, 2004.

Stock Options

Shown below is information on grants of stock options to the Named Executive Officer during 2004. Genencor granted no stock appreciation rights ("SARs") to the Named Executive Officers during 2004.

Option/SAR Grants in 2004

	Individual Grants				Grant Date Value
Name	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($) (1)
Jean-Jacques Bienaimé	120,000	7.71%	$16.23	12/9/2014	$588,000
Stuart L. Melton	0	0	0	0	0
Raymond J. Land	60,000	3.86%	$16.23	12/9/2014	$294,000
Michael V. Arbige	50,000	3.21%	$16.23	12/9/2014	$245,000
Thomas J. Pekich	60,000	3.86%	$16.23	12/9/2014	$294,000
Richard J. Ranieri	45,000	2.89%	$16.23	12/9/2014	$220,000

(1)	The hypothetical grant date present value for the options granted during 2004 is presented pursuant to the rules of the SEC and is calculated under the modified Black-Scholes Model for pricing options, a mathematical formula used to value options traded on the stock exchange. This formula considers a number of factors in forecasting an option's present value. Factors used to value the options shown on the table include the expected volatility rate of the shares underlying the options (31.5%), risk free rate of return (3.55%), projected time of exercise (four years) and projected risk of forfeiture rate for vesting period (0% per annum). The actual before-tax amount, if any, realized upon the exercise of stock options will depend upon the excess, if any, of the market price of the Shares over the exercise price per share of the Shares at the time an option is exercised. The hypothetical grant date present value of the options reflected on this table may not be realized.

Stock Option/SAR Exercises and Fiscal Year-End Value Table

Shown below is information with respect to option and SAR exercises by the Named Executive Officers during 2004 and unexercised options and SARs held by them at the end of 2004.

Aggregated Option/SAR Exercises in 2004
and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)		Value of Unexercised in-the- Money Options/SARs at Fiscal Year-End ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jean-Jacques Bienaimé	0	$0	366,666	303,334	$2,067,996	$1,054,404
Stuart L. Melton	0	$0	210,915	33,334	$1,124,954	$62,668
Raymond J. Land	0	$0	161,042	94,667	$841,668	$75,374
Michael V. Arbige	0	$0	214,267	86,667	$1,137,574	$77,434
Thomas J. Pekich	0	$0	224,150	94,667	$1,196,966	$75,374
Richard J. Ranieri	0	$0	229,249	75,000	$1,234,422	$64,050

Pension Plan Table

The following table sets forth the estimated annual benefits payable on a single-life annuity basis on retirement at age 65 pursuant to Genencor's retirement plan to participating employees, including officers, in specified compensation and years of service classifications. The credited years of service for Messrs. Melton, Ranieri, Land, Pekich and Dr. Arbige are 7, and Mr. Bienaimé is 2.166. Benefits are determined based upon average total salary for the five consecutive years of highest compensation during the 10 years preceding retirement.

Average Compensation	Years of Service
	5	10	15	20	25	30	35
$100,000	$3,828	$7,465	$11,102	$14,451	$17,896	$20,959	$24,213
125,000	4,785	9,331	13,877	18,064	22,371	26,199	30,266
150,000	5,742	11,197	16,652	21,677	26,845	31,438	36,319
175,000	6,699	13,063	19,428	25,290	31,319	36,678	42,372
> 205,000	7,848	15,303	22,758	29,625	36,688	42,966	49,636

Under the terms of the plan estimated annual benefits payable on a single-life annuity basis on retirement at age 65 for Mr. Melton will be $33,176, Mr. Ranieri will be $35,470, Mr. Land will be $27,725, Dr. Arbige will be $43,269, Mr. Pekich will be $31,716, and Mr. Bienaimé will be $24,066.

As noted above, benefits are computed on a single-life annuity basis, and the benefits are not subject to deduction for Social Security or other offsets.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

On July 8, 2004, Genencor amended its employment agreement with Jean-Jacques Bienaimé, Genencor's Chairman, Chief Executive Officer and President. The employment agreement provides for an annual salary of $546,000 and provides that Mr. Bienaimé's salary may be increased from time to time by action of the Genencor Board or by the MDCC and that these increases constitute amendments to Mr. Bienaimé's employment agreement. Mr. Bienaimé is entitled to participate in all of Genencor's insurance, pension, retirement, deferred compensation, stock and stock option, stock purchase or similar compensation and benefit plans and programs. Mr. Bienaimé is also entitled to cash payments to cover the costs of an annual physical not covered by health insurance benefits and the costs of financial planning and income tax preparation services. In addition, Genencor has agreed to maintain for his benefit a fully-paid whole life insurance policy with a stated death benefit of $500,000. In the event that Genencor terminates Mr. Bienaimé's employment without cause or in the event that Mr. Bienaimé resigns due to a constructive removal, a forced relocation, a decrease in salary or benefits or Genencor's breach of the agreement, he will receive severance in the form of continued compensation for 24 months at his then current annual salary rate, a cash bonus under Genencor's variable pay plan, continuation of company-paid benefits for 24 months, and customary executive outplacement services limited to $18,000.

Further, in the event Genencor terminates Mr. Bienaimé's employment without cause following a change in Genencor's ownership or control in which more than 50 percent of Genencor's outstanding Shares are acquired by an unaffiliated third party (an "Unaffiliated Change-in-Control"), in lieu of the foregoing severance, he will receive an enhanced severance ("Enhanced Severance") in the form of continued cash compensation for 30 months equal to the sum of his then current annual salary rate plus bonus at 100 percent of target, continuation of company-paid benefits for 30 months, the monetary equivalent of the crediting of an additional five years of service to the pension plan and immediate eligibility for retiree medical plan for purposes of determining benefits payable under these plans, a cash payment of $18,000 for customary executive outplacement services, a cash payment for the cost of annual physical examinations in the year of termination and for two additional years thereafter which are not covered by health insurance benefits, a fully-paid whole life insurance policy with a stated death benefit of $500,000, a cash payment intended to cover the out of pocket expenses incurred by Mr. Bienaimé annually for state and federal income tax return preparation for the year of termination and two additional years, Genencor's annual contribution to his 401(k) Plan account for the year in which termination occurs, and a full year's credit towards his benefits under the Genencor's pension plan. In addition to the Enhanced Severance, Mr. Bienaimé would be eligible for a discretionary bonus, if granted, in connection with an Unaffiliated Change-in-Control and would be entitled to receive an additional payment to reimburse Mr. Bienaimé for any excise tax otherwise payable by him as a result of the Enhanced Severance. Also, certain benefits included in the agreement are to be supplemented by Genencor to compensate Mr. Bienaimé for taxes payable on such benefit. In either severance event, Genencor would compensate Mr. Bienaimé for the applicable 24 or 30 month-period, respectively, if his employment is terminated due to a permanent disability.

In July 2004, Genencor also entered into employment agreements with each of its executive officers. These employment agreements each have a one year term with automatic one year renewals unless otherwise agreed, with bonus compensation to be determined by the Genencor Board or the MDCC. Each executive officer's salary may be increased from time to time by action of Genencor's MDCC, and these increases constitute amendments to his or her employment agreement. Each executive officer is entitled to participate in all of Genencor's insurance, pension, retirement, deferred compensation, stock and stock option, stock purchase or similar compensation and benefit plans and programs. In the event that Genencor terminates an executive officer's employment without cause, or in the event that the executive officer resigns due to a constructive removal, a forced relocation, a decrease in salary or benefits or the Genencor's breach of the agreement, he or she will receive severance in the form of continued compensation for 18 months at his or her then current annual salary rate, a cash bonus under the Genencor's variable pay plan, continuation of company-paid benefits for 18 months, and outplacement services of $18,000. As with Mr. Bienaimé, each executive officer is also eligible to receive the Enhanced Severance termination compensation for 30 months in lieu of the foregoing severance, except that the whole life insurance policy stated death benefit shall be $300,000. In addition to the Enhanced Severance, the executive officers would be eligible for a discretionary bonus, if granted, in connection with an Unaffiliated Change-in-Control and would be entitled to receive an additional payment to reimburse them for any excise tax otherwise payable by them as a result of the Enhanced Severance. Genencor will continue to compensate each of these individuals for the applicable 18 or 30 month-period, respectively, if that person's employment is terminated due to a permanent disability. In addition, for the two executive officers currently receiving declining housing supplements, at levels which were frozen in 2003, these officers would continue to receive such payments for the applicable 18 or 30-month period described above.

Genencor entered into an Employment and Separation Agreement with Mr. Melton on May 28, 2004, whereby Mr. Melton agreed to resign as Genencor's General Counsel and Secretary effective on June 15, 2004 and to retire from active employment with Genencor effective as of December 31, 2004.

Mr. Melton continued as a full time employee from the date of the agreement through his retirement date with full salary and benefits, including participation in Genencor's bonus plan, the variable pay plan, for 2004. Pursuant to this Employment and Separation Agreement, Genencor also agreed, among other things, that Genencor would (a) continue Mr. Melton's salary and benefits for a period of 24 months after retirement, (b) accelerate the vesting of Mr. Melton's restricted stock award of 7,800 shares originally granted on June 6, 2003 to coincide with his retirement date, (c) provide Mr. Melton with a payment on January 1, 2005 equal to the value of five additional years of service credited service under Genencor's pension plan, the income replacement plan, (d) provide Mr. Melton with his fully-paid whole life insurance policy with a stated death benefit of $300,000, (e) pay Mr. Melton specific sums for his tax preparation for 2004 and 2005, transitional retirement and financial planning services, and annual executive check-ups for 2004 and 2005 and (f) reimburse Mr. Melton for the closing costs, excluding realtor commissions, on the sale of his residence in Palo Alto, California. The Employment and Separation Agreement further provides that Mr. Melton shall receive "enhanced termination compensation" benefits in the event Genencor consummate a change in control transaction with an unaffiliated third party during 2004 or 2005, which transaction entitles Mr. Melton's successor to such enhanced termination compensation under the terms of the successor's then-current employment agreement.

Report of Management Development and Compensation Committee

Executive Compensation Philosophy

The fundamental compensation philosophy of the Genencor Board is that there should be a substantial and meaningful connection between executive compensation and stockholder value. Under the supervision of the MDCC, which is comprised of independent directors and which also administers many of Genencor's benefit plans, Genencor has developed and implemented compensation policies, plans and programs designed to enhance Genencor's performance as well as increase stockholder value by aligning closely the financial interests of Genencor's executive officers with those of Genencor's stockholders. In furtherance of these goals, annual base salaries are intended to serve as only a portion of an executive's total achievable compensation. The Genencor Board believes that attracting and retaining executives of high quality is essential to Genencor's growth and success. The Genencor Board further believes that Genencor's long-term success is enhanced by a comprehensive compensation program that includes different types of incentives for motivating executives and rewarding outstanding contributions, including awards that link compensation to applicable measures of Genencor's performance. Genencor relies to a large degree on annual and long-term incentive compensation to attract and retain executives of outstanding ability and to motivate them to perform to the full extent of their abilities. Both the annual and long-term components of the incentive compensation policy are closely tied to Genencor's performance, profitability and stockholder value. In years of outstanding achievement, executive officers will be substantially rewarded for their respective contributions to Genencor's success through a combination of base salary, variable pay and stock-based incentive awards.

Executive Officer Compensation

Genencor's current total compensation program for executive officers consists of cash compensation in the form of base salaries and bonuses as well as long-term incentives, all of which are described below.

    Base Salaries

Base salaries are fixed at levels that the MDCC believes to be generally competitive with amounts paid to highly qualified senior executives at other similarly-sized companies engaged in businesses similar to ours. Salaries are reviewed on an annual basis in the first quarter and may be increased based on the individual's position relative to competitive market data, experience and performance and the MDCC's consensus that the individual's contribution has increased stockholder value.

    Variable Pay Plan

In general, Genencor intends that its annual cash compensation incentives for Genencor's executive officers (including Genencor's Chief Executive Officer, who receives a comparable bonus pursuant to Genencor's Omnibus Incentive Plan described below) reflect Genencor's belief that management's contribution to improving Genencor's performance and stockholder return is related to revenue and earnings. Under Genencor's current incentive compensation program administered through Genencor's variable pay plan, bonuses are tied to financial measures and other performance milestones established by the MDCC. The variable pay plan covers Genencor's regular employees in the United States and certain foreign locations. Under the current variable pay plan, early each year, the Genencor Board, through the MDCC, assesses Genencor's performance for the prior year against goals set previously for that year and makes an award determination. The target awards for plan participants, including the Named Executive Officers, range from 5% to 100% of eligible earnings, depending on each participant's individual salary band level. For any variable pay plan participant, the actual amount of an award will be contingent upon the level of achievement by Genencor relative to pre-established goals. The variable pay plan awards for executives are currently set by the achievement of total revenue and EBITDA (i.e., earnings before interest, taxes, depreciation and amortization) targets, as well as technology, transactional and business development milestones, with the targets recommended annually by Genencor's management and reviewed and approved by the MDCC. Awards can vary from zero, if company goals are not met, to the amounts in excess of target if company goals are exceeded. The maximum payout achievable under the plan for exceeding total revenue and EBITDA targets for 2004 was 128%.

    2002 Omnibus Incentive Plan ("Omnibus Incentive Plan")

The purpose of the Omnibus Incentive Plan is to provide motivation to selected employees, directors and consultants to put forth maximum efforts toward Genencor's continued growth, profitability, and success. With the approval of stockholders at the 2002 Annual Meeting, the Omnibus Incentive Plan replaced the 1999 Stock Option and Stock Appreciation Right Plan as Genencor's vehicle for providing long-term incentives.

Under the Omnibus Incentive Plan, the MDCC has authority to grant incentive stock options to Genencor employees and nonstatutory stock options and SARs to Genencor directors, employees, consultants and advisors. The Omnibus Incentive Plan also authorizes the grant of restricted and unrestricted stock awards, restricted stock units, performance shares (which are stock or stock-based awards contingent upon attaining performance objectives during a performance period), performance units (which are units valued by reference to criteria chosen by the MDCC), and other awards established by the MDCC that are consistent with the Omnibus Incentive Plan's purpose. The MDCC also has the authority under the Omnibus Incentive Plan to apply negative discretion to reduce the amount of an award earned or to modify the payment schedule for such award to the extent reasonably feasible for federal income tax deductibility purposes pursuant to Section 162(m) of the Internal Revenue Code.

The MDCC administers the Omnibus Incentive Plan. Subject to the limitations set forth in the plan, the MDCC has the authority to select the eligible persons to whom Genencor may grant awards; determine the number of shares subject to options, SARs, or other awards; decide whether an option is an incentive stock option or a nonstatutory option; determine the type of consideration to be paid by a participant when exercising an option; and establish the vesting schedule of options, SARs, and other awards. In granting awards to Genencor executive officers under the Omnibus Incentive Plan, the MDCC reviews and considers the respective scope of accountability, strategic and operational goals, and anticipated performance requirements and contributions of each employee. During 2004, the MDCC granted to Genencor's Named Executive Officers non-statutory options to purchase a total of 335,000 Shares. See "Executive Compensation – Stock Options."

    Employee Retirement Investment Plan

Executive officers (and all other eligible employees) are also entitled to participate in Genencor's employee retirement investment plan, a 401(k) plan. Genencor contributes to the plan by making a limited matching contribution to the accounts of those employees who are contributing to the plan. On an annual basis Genencor also makes an additional employer contribution on behalf of all employees who are eligible to participate. Employees do not have to contribute to the plan in order to be eligible for the additional employer contribution each year.

    Nonqualified Deferred Compensation Plan ("NDCP")

In 2003, Genencor adopted a non-qualified deferred compensation plan permitting Genencor's executive officers and other eligible employees to defer salary, bonus, restricted stock units and gains from the exercise of stock options. Several of Genencor's executive officers, directors and other eligible participants elected to participate in the plan during 2004.

    Employee Stock Purchase Plan

Executive officers (and all other eligible employees) are eligible to participate in Genencor's employee stock purchase plan, which was adopted in 2001. Under the employee stock purchase plan, employees are permitted to purchase Shares that are offered for sale by Genencor. The MDCC determines a date on which an offering of shares to eligible employees will begin and a date on which the offering will end. Since the plan's inception, the MDCC has made offerings every six months. Eligible employees may participate during an offering by enrolling in the employee stock purchase plan and authorizing specified payroll deductions of up to 15% of their base pay rate for the whole period of the offering. At the end of the offering period, the employees use their payroll deductions to purchase Shares at a purchase price established under the employee stock purchase plan. During 2004, Mr. Bienaimé was the only Named Executive Officer who participated in the plan, acquiring 794 shares from his 2004 contributions.

    Other Benefits

Executive officers (and other eligible employees) are entitled to participate in a group life insurance program, which provides employees with the opportunity to purchase up to four times base salary in term life insurance (up to a maximum of $1.0 million) in addition to the two times base salary in term life insurance provided by us. Executive officers also participate in a supplemental life insurance program whereby Genencor pays for the executive officer while actively employed with Genencor the annual premiums designed to provide a paid-up whole life insurance policy at age 60 in the amount of $500,000 for Genencor's chief executive officer and $300,000 for Genencor's other executive officers.

Also, Genencor maintains an insured group long-term disability plan for all eligible employees. The intent of that plan is to provide a benefit equivalent of up to two-thirds of base salary. Under the program, eligible annual compensation is capped at approximately $342,000. Genencor has purchased additional long-term disability insurance for certain executive officers to supplement the long-term disability benefit for the portion of that executive officer's compensation that is above the maximum level of the group plan.

Genencor's senior executive relocation policy provides that Genencor will pay or reimburse executives for certain costs of relocation. Genencor has included in this policy provisions for items such as travel and moving expenses, temporary living expenses, and tax consultation. In addition, in connection with permanent relocation of certain senior executives to Genencor's headquarters in Palo Alto, California, Genencor previously provided certain executive officers with home down payment assistance in the form of repayable loans, declining housing supplements and home price guarantees. In 2003 and continuing through 2004, the declining housing supplements were frozen for Messrs. Land, Melton and Ranieri. Further information on these repayable loans is provided in "Certain Transactions – Agreements with Executive Officers and Directors."

Chief Executive Officer Compensation

The key performance measure used to determine Mr. Bienaimé's 2004 compensation package was the Committee's assessment of his ability and dedication to provide the leadership and vision necessary to enhance Genencor's long-term value.

Pursuant to his revised employment agreement (see "Executive Compensation - Employment Contracts, Termination of Employment and Change-in-Control Arrangements"), which was approved by the Genencor Board in 2004, Mr. Bienaimé's annual base salary was increased to $546,000. The MDCC believes that Mr. Bienaimé's salary was set at a level that is competitive with the amounts paid to other chief executive officers with comparable qualifications, experience and responsibilities at other similarly-sized companies engaged in similar businesses.

Consistent with Genencor's executive compensation philosophy, Mr. Bienaimé's total compensation package depends largely on annual and long-term incentive compensation. The annual incentive component for 2004 was made up of a cash bonus under the Omnibus Incentive Plan, paid after the end of the year and based on Genencor's financial performance and advancement of Genencor's strategic initiatives. The long-term component took the form of a grant of stock options under the Omnibus Incentive Plan. Both the annual and long-term incentive components of Mr. Bienaimé's compensation were tied to corporate performance, thereby encouraging dedication to improving Genencor's profitability and building stockholder value.

Mr. Bienaimé's annual incentive compensation is based upon the same financial measures and other performance milestones established by the MDCC for the Variable Pay Plan. Mr. Bienaimé's target award is 100% of his eligible earnings and may vary year to year from zero if company goals are not met or if performance is unsatisfactory, to an amount in excess of target if company goals are exceeded. The grant of long-term awards under the Omnibus Incentive Plan are variable and are based on both corporate and executive performance.

Policy with Respect to Qualifying Compensation Paid to Executive Officers for Deductibility Under
Section 162(m) of the Internal Revenue Code

The MDCC intends that, whenever reasonably possible, compensation paid to its managers, including its executive officers, should be deductible for federal income tax purposes. The MDCC, however, may vote to award compensation, especially to a chief executive officer, that is not fully deductible, if the MDCC determines that such award is consistent with its philosophy and is in Genencor's best interests.

Management Development and Compensation Committee: Norbert G. Riedel, Chair Søren Bjerre-Nielsen James P. Rogers

Stock Price Performance Graph

Set forth below is a line graph comparing, (a) the cumulative stockholder return on the Shares for the period beginning with the last trade of the Shares on July 28, 2000 (the date of Genencor's initial public offering) and ending on December 31, 2004, to (b) the cumulative total return of companies on the Standard & Poor's 500 Index over such period and (c) the cumulative total return of companies on the Nasdaq Pharmaceutical Index over such period.

Assumes $100 invested on July 28, 2000 in the Shares, the companies comprising the Standard & Poor's 500 Index and the companies comprising the Nasdaq Pharmaceutical Index. Total return assumes reinvestment of dividends.

Genencor's stock performance may not continue into the future with the trends similar to those depicted in the graph above. Genencor neither makes nor endorses any predictions as to its future stock performance.

REPORT OF THE AUDIT COMMITTEE

TO STOCKHOLDERS

The audit committee of the Genencor Board is comprised of three members, each of whom the Genencor Board has determined is independent pursuant to the National Association of Securities Dealers' listing standards for the Nasdaq Stock Market and applicable SEC rules. The duties and responsibilities of the audit committee are set forth in Genencor's audit committee charter, which was attached as Appendix A to Genencor's 2004 proxy statement, filed with the SEC on April 16, 2004. Among other things, the audit committee recommends to the Genencor Board that Genencor's audited financial statements be included in Genencor's Annual Report on Form 10-K and selects the independent auditors to audit Genencor's books and records.

The audit committee has:

•	reviewed and discussed Genencor's audited financial statements for 2003 with Genencor's management;

•	discussed with Genencor's independent auditors the matters required to be discussed by SAS 61 (Codification for Statements on Auditing Standards, AU § 380), as may be modified or supplemented; and

•	received the written disclosures and the letter from Genencor's independent accountants required by Independence Standards Board Statement No. 1 (Independence Standards Board Statement No. 1, Independence Discussions with Audit Committees), as may be modified or supplemented, and discussed with Genencor's independent accountant the independent accountant's independence.

Based on such review and discussions with management and the independent auditors, the audit committee recommended to the Genencor Board that the audited financial statements be included in Genencor's Annual Report on Form 10-K for the year ended December 31, 2003 for filing with the SEC.

Audit Committee:
Bruce C. Cozadd, Chair Joseph A. Mollica Norbert G. Riedel

CERTAIN TRANSACTIONS

Agreements with Executive Officers and Directors

Genencor previously made interest-free loans to certain key employees to facilitate their relocation to the Palo Alto, California area, and Genencor has an outstanding loan to Dr. Goldsmith. Dr. Goldsmith is indebted to Genencor under a promissory note dated December 2001, with an outstanding principal balance of $200,000 as of January 27, 2005, which is also the largest amount outstanding on the loan at any time during 2004. In June 2004, Mr. Melton repaid in full the $650,000 that he was indebted to Genencor under a similar promissory note dated October 1999.

During the third quarter of 2004, Genencor purchased the residences of Mr. Land and Mr. Ranieri and paid part of the purchase price of these properties by canceling the $1,350,000 that Mr. Land was indebted to Genencor under a promissory note dated April 2000 and the $1,200,000 that Mr. Ranieri was indebted to Genencor under a promissory note dated March 2000. The total purchase price for the Land residence was $2,825,000 and the total purchase price for the Ranieri residence was $2,352,000. Genencor also paid $13,000 in closing costs in connection with these purchases. While third party appraisals were used to confirm that the purchase price for each residence approximated the fair market value of the property, the transactions resulted in deemed compensation of $125,000 to Mr. Land and $56,800 to Mr. Ranieri. Each of the two officers, together with his spouse, then entered into a lease with Genencor for his residence providing for a lease term of up to 36 months. Mr. Ranieri and his spouse elected to terminate their residential lease with Genencor in December 2004. Prior to its termination, Mr. Ranieri's lease resulted in deemed compensation to him of $4,800. The transactions described in this paragraph were reviewed and approved by the MDCC and Genencor's audit committee.

See "Executive Compensation - Employment Contracts, Termination of Employment and Change-in-Control Arrangements" for descriptions of other agreements Genencor has with its executive officers.

Commercial Relationships and Agreements with Majority Stockholders

Commercial Relationships with Genencor

Genencor has agreements with Danisco and its affiliates, including a joint development and supply agreement. During 2004, Danisco and its affiliates purchased approximately $18.7 million of products from us, and paid Genencor approximately $0.5 million in fees and royalties. In addition, during 2004, Genencor purchased approximately $10.1 million in products, including products for resale, from or through Danisco and its affiliates.

Stockholder Agreement Between Genencor, Danisco and Eastman

The material terms of the Stockholder Agreement are described or referred to below.

Board Nomination Rights and Board Composition.    For a description of the provisions of Stockholder Agreement relating to board nomination rights and board composition, See "Genencor Board of Directors - Agreement Regarding Board Composition" above.

Registration Rights.    Each of Danisco and Eastman were granted certain demand and "piggyback" registration rights that expire on August 2, 2010, unless terminated earlier in accordance with the terms of the Stockholder Agreement.

Related Party Transactions.    Genencor, Danisco and Eastman agreed that all commercial transactions and agreements between Genencor and each of Danisco and Eastman would be negotiated and conducted on an arm's length basis and consummated upon commercially reasonable terms. Pursuant to the Fourth Amendment, Genencor, Danisco and Eastman agreed that the Acquisition Agreement and the transactions contemplated thereby satisfied these requirements.

Public Statements by Danisco or Eastman Concerning Genencor.    Danisco and Eastman have each agreed that they will endeavor to provide advance copies of, or in the case of oral statements, advance notice of, any public release or announcement concerning Genencor to be issued, released or made by it or any of its affiliates, in each case, at least five business days prior to such release or announcement.

Assignment of Rights.    Danisco and Eastman cannot assign their rights, interests and obligations under the Stockholder Agreement without the written consent of Genencor.

ANNEX B

[LETTERHEAD OF UBS SECURITIES LLC]

January 26, 2005

The Special Committee of the Board of Directors
Genencor International, Inc.
925 Page Mill Road
Palo Alto, California 94304

Dear Members of the Special Committee:

We understand that Genencor International, Inc. ("Genencor") proposes to enter into an Acquisition Agreement (the "Agreement") among Danisco A/S ("Danisco"), DH Subsidiary Inc., a wholly owned subsidiary of Danisco ("Merger Sub"), and Genencor pursuant to which (i) Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Genencor ("Genencor Common Stock" and, such tender offer, the "Offer") not already owned by Danisco, Eastman Chemical Company ("Eastman") or their respective subsidiaries at a purchase price of $19.25 per share, net to the seller in cash (the "Cash Consideration"), and (ii) subsequent to the Offer, Merger Sub will be merged with and into Genencor (the "Merger" and, together with the Offer, the "Transaction") and each outstanding share of Genencor Common Stock not previously tendered in the Offer (other than shares held by Danisco, Eastman or their respective subsidiaries and shares for which appraisal rights have been properly exercised) will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement. The Agreement also provides that, concurrently with the execution of the Agreement, Danisco and Eastman will enter into a Stock Purchase Agreement pursuant to which Danisco will acquire all of the shares of Genencor Common Stock and shares of Series A Preferred Stock of Genencor held by Eastman and its affiliates (the "Eastman Transaction").

You have requested our opinion as to the fairness, from a financial point of view, to holders of Genencor Common Stock (other than Danisco, Eastman, and their respective affiliates) of the Cash Consideration to be received in the Transaction by such holders.

UBS Securities LLC ("UBS") has acted as exclusive financial advisor to the Special Committee in connection with the Transaction and will receive a fee for its services, a significant portion of which is payable in connection with this opinion. In the ordinary course of business, UBS, its successors and affiliates may hold or trade securities of Genencor, Danisco and Eastman for their own accounts and accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Genencor or the underlying business decision of Genencor to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of Genencor as to whether such stockholder should tender shares

The Special Committee of the Board of Directors
Genencor International, Inc.
January 26, 2005

of Genencor Common Stock in the Offer or as to how such stockholder should vote or act with respect to any matters relating to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms of the Agreement, the form of the Transaction or any matters pertaining to the Eastman Transaction. We have assumed, with your consent, that each of Genencor, Danisco and Merger Sub will comply with all material terms of the Agreement and that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement. In addition, we have assumed, with your consent, that the final Agreement will not differ in any material respect from the execution form that we have reviewed. We also have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Genencor or the Transaction. In connection with our engagement, we were not requested to, and we did not, solicit third-party indications of interest in the acquisition of all or a part of Genencor. Representatives of Genencor have advised us, however, and we have taken into account for purposes of our opinion, that third-party indications of interest regarding a possible business combination or similar transaction involving Genencor had been solicited on behalf of Genencor in the past.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to Genencor; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Genencor that were provided to us by the management of Genencor and not publicly available, and in particular financial forecasts and estimates prepared by the management of Genencor as adjusted by the Special Committee; (iii) conducted discussions with members of the senior management of Genencor and the Special Committee concerning the business and financial prospects of Genencor; (iv) reviewed current and historical market prices and trading volumes of Genencor Common Stock; (v) reviewed publicly available financial and stock market data with respect to certain companies in lines of businesses we believe to be generally comparable to those of Genencor; (vi) compared the financial terms of the Transaction with publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed an execution form distributed on January 26, 2005 of the Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Genencor, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that such forecasts, as adjusted, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the future financial performance of Genencor. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date of this opinion.

The Special Committee of the Board of Directors
Genencor International, Inc.
January 26, 2005

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by holders of Genencor Common Stock (other than Danisco, Eastman, and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ UBS SECURITIES LLC

UBS SECURITIES LLC